MAPLE TREE KIDS, INC.
119 Rockland Center, Suite 75
Nanuet, NY 10954

December 13, 2013

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Registration Statement on Form S-1 Filed November 5, 2013 File No. 333-192093

Attention:	Ms. Mara Ransom Assistant Director

Dear Ms. Ransom:

On behalf of Maple Tree Kids, Inc. (“Maple Tree” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 4, 2013, providing the Staff’s comments with respect to the above referenced Form S-1 Registration Statement (“Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

COMPANY RESPONSE:  We have not commenced any marketing efforts relating to the offering contemplated by the prospectus included in the Registration Statement.  We do not intend to market the offering until the Staff clears the Registration Statement and it is declared effective by the Commission.  We have not (and have not authorized any other party to) present to potential investors any written communications in reliance on Section 5(d) of the Securities Act.  No research reports have been published or distributed regarding the Company.  No broker or dealer will participate in the offering contemplated by the Registration Statement.  The offering is being conducted on a self-underwritten basis.  The Company’s president will be the only person offering the securities to the public and she will not be compensated or otherwise receive remuneration as a result of her selling efforts.

Prospectus Cover Page

2.
Please disclose the net proceeds that you may receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the shares being offered. (emphasis added) Please refer to Item 501(b)(3) of Regulation S-K.

COMPANY RESPONSE:  We added the following disclosure to the second paragraph of the prospectus cover page: “We estimate that our total expenses in the offering will be $15,000.  The net proceeds that we may receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the shares being offered is $10,000, $35,000, $60,000 and $85,000, respectively.”

3.
We note your statements in the second full paragraph that “not all of the common stock may be sold” and that “[t]he amount raised may be minimal.” Please revise to clarify that there is no assurance that you will raise any proceeds from the offering.

COMPANY RESPONSE: We added the following disclosure to the second full paragraph of the prospectus cover page immediately after the text quoted in the Staff’s comment: “In fact, there is no assurance that we will be able to raise any proceeds from the offering at all.”

Prospectus Summary, page 5

Overview, page 5

4.	Please disclose in this section the fact that your auditor has issued a going concern opinion, as you state elsewhere in your prospectus. Please refer to Item 503(a) of Regulation S-K.

COMPANY RESPONSE: We added the following new disclosure at the end of the overview section.  “Our auditors have issued a going concern opinion in their report on our financial statements for the fiscal years ended December 31, 2012 and 2011 and from August 12, 2005 (inception) to December 31, 2012. This means that there is substantial doubt that we can continue as an ongoing business for the next 12 months. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue in business. As such we may have to cease our operations and you could lose your entire investment.”

The Offering, page 9

5.
Please disclose in the “Gross Proceeds and Net Proceeds” section the fact that there is no guarantee that you will receive any proceeds from the offering, and include the net proceeds that you may receive from this offering assuming the sale of 25%, 50%, and 75% of the shares being offered.

COMPANY RESPONSE:  We now disclose in the “Gross Proceeds and Net Proceeds” section of the referenced portion of the Registration Statement that there is no guarantee that we will receive any proceeds from the offering and we also now include the net proceeds that we may receive from this offering assuming the sale of 25%, 50%, 75% and 100% of the shares being offered.

Risk Factors, page 11

Risks Related to our Business, page 11

We do not have sufficient working capital to meet our cash requirements, page 11

6.
We note your disclosure in this section regarding the risks associated with obtaining additional capital through equity issuances. Please briefly discuss in this risk factor, or in a separate risk factor, the risks associated with obtaining additional capital through loans or other debt instruments.

COMPANY RESPONSE:  We have added the following disclosure (in the same risk factor identified in your comment) regarding the risks associated with obtaining additional capital through loans or other debt instruments: “If we borrow money to raise capital or sell debt securities we may become subject to affirmative and negative covenants that may limit our ability to operate our business or impose other restrictions that may affect our financial condition and growth strategy.  Furthermore, if we cannot make required payments of interest or principal on loans that we may obtain or debt securities that we may issue, then the lender or note holder may declare a default that may result in our bankruptcy or a situation where the lender or note holder otherwise takes over our business and your investment would be entirely lost.”

Use of Proceeds, page 18

7.
Please disclose the order of priority of each individual use of proceeds in any scenario in which less than all of the securities to be offered are sold. If the order of priority is the order in which the uses are listed in the table on page 18, please so state. Please refer to Instruction 1 to Item 504 of Regulation S-K.

COMPANY RESPONSE:  We added the following disclosure to the first paragraph under the heading USE OF PROCEEDS: “The uses of proceeds below are given in order of priority.  If less than the full amount of the offering is raised, then the net proceeds, if any, would be used for those items listed first before those listed thereafter.”

Dilution, page 19

8.
It appears your dilution calculations are not mathematically accurate. It appears the dilution to new investors assuming the maximum amount of proceeds raised is greater than the amount you disclose. Please advise us, or revise your calculations.

COMPANY RESPONSE: We have corrected references to the dilution amount as indicated in your comment.  Our disclosure incorrectly indicated that dilution in net tangible book value per common share to new investors if the maximum amount is raised is $0.004.  We changed it to the correct number $0.007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations for nine months ended September 30, 2013 and September 30, 2012, page 22

9.
Please provide additional disclosure regarding the reason(s) for the decrease in revenues in the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012, and the decrease in revenues in the fiscal year ended December 31, 2012 as compared to the fiscal year ended December 31, 2011. Please disclose whether the decrease in retail sales is attributable to a decrease in the price of goods, a decrease in the volume of goods sold, or a combination of the two. Please discuss any other factors contributing to the decrease in retail sales through your websites.

COMPANY RESPONSE: In response to your comment, we have revised our disclosure to make it clear that the decrease in revenues in the periods indicated is the result of a decrease in the volume of goods sold.

Liquidity and Capital Resources as of September 30, 2013 and September 30, 2012, page 24

10.
We note that your auditors have issued a going concern opinion and that you lack sufficient cash to sustain operations for the next 12 months. Please provide disclosure describing your rate of negative cash flow per month and the period of time that available cash can sustain your current operations.

COMPANY RESPONSE:  We revised our disclosure under liquidity and capital resources to indicate that our current average monthly negative cash flow is approximately $2,000 per month. Based on our current cash position at September 30, 2013 we have approximately 3 months of cash on hand to fund our current operations.”  We further indicate in our disclosure that “we anticipate meeting our future cash requirements through a combination of equity financing from the proceeds of this offering and debt financing from our principal shareholder to fund the costs of this offering and the costs of being a public reporting company.”

11.
Please revise your disclosure to discuss significant development milestones and the material costs associated with achieving such milestones. Additionally, because your offering is being conducted on a “best-efforts” basis, please discuss your plans to satisfy your liquidity needs and meet your development goals in the next 12 months under the offering scenarios discussed elsewhere in your filing. For example, please revise your disclosure to discuss your estimated operating expenses if you raise 25%, 50%, and 75% of the total offering proceeds. In this regard, we note that your disclosure on page 24 discusses only your estimated operating expenses assuming you raise 100% of the proceeds in this offering and that, because this is a best-efforts offering, there is no guarantee that you will raise 100% of the proceeds from this offering, or any proceeds at all.

COMPANY RESPONSE: We have revised the Registration Statement to discuss significant development milestones and the costs associated with achieving such milestones.  We also  discuss our plans to satisfy our liquidity needs and meet our development goals for the next 12 months under the offering scenarios discussed elsewhere in our filing (e.g., 25%, 50%, 75%, or 100%).

Description of Our Business, page 26

Our Industry, page 27

12.
We note your references to the 2012 Gifting Report, the Gift Retailer 2013 survey, and the 2012 Gifts & Decorative Accessories Trends and Forecast Survey for the statistical, qualitative, and comparative statements contained in this section. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon. Please also disclose whether you commissioned any of the materials to which you refer and file the consent of each party who conducted any of the studies to which you refer, or confirm that these studies are widely available to the public.

COMPANY RESPONSE: Supplementally, we have provided the requested source materials to you and have highlighted relevant sections.  We have not commissioned any of the materials to which we refer. We hereby confirm that these studies are widely available.

13.
We note your statement that “Ms. Popcorn and other trend forecasters agree that the personalized gift industry will continue steady growth as more products are brought to market in response to consumer demand.” Please disclose the basis for this statement, or state that it is management’s belief.

COMPANY RESPONSE:  Our disclosure is derived from an article written by Nancy Wurtzel, who quoted Faith Popcorn and other trend forecasters.  Following is a quote from the last paragraph of the article and below such quote, we provide the Staff with a link to the article, which is widely available through the Internet.

“Faith Popcorn, who studies and reports on nationwide trends, has coined the word "egonomics" to describe the personalized product phenomenon. Other trend forecasters agree that the personalized gift industry is here to stay and will continue steady growth as more products are brought to market in response to consumer demand.”

The following link may be used to access the entire article: http://www.sideroad.com/Entrepreneur/personalized_products.html

Our Competitive Strengths, page 28

14.
We note that a “Diverse product inventory” is listed as one of your competitive strengths. However, elsewhere you state that you “maintain very limited inventory.” Please revise to clarify the level of inventory that you maintain.

COMPANY RESPONSE:  We believe that we have a diverse product selection and offer our clients a wide variety of products to choose from.  We believe that this diverse product offering is a competitive strength.  We incorrectly disclosed this diverse product selection as a diverse product inventory.  As noted in your comment, we maintain only a very limited inventory.  Accordingly, we have revised our disclosure to make it clear that although we have a diverse product selection, we will maintain only limited inventory.

Products, page 29

15.
We note your disclosure that products are, “if possible, drop shipped per [your] request to customers.” Please disclose which party is responsible for the cost of shipping products to your customers.

Company response: The customers are responsible for shipping costs and are invoiced for shipping costs.

Executive Compensation, page 34

16.
Please briefly describe the material terms of Ms. Goldman’s employment agreement or arrangement, whether written or unwritten. In this regard, we note your disclosure on page 24 that you expect salary and consulting fees to be $30,000 over the next 12 months. Please refer to Item 402(o)(1) of Regulation S-K.

Company response: The company has no written employment agreements with Ms. Goldman. The $30,000 of salary and consulting fees would be paid to an additional person or persons to work with the company. Ms. Goldman has agreed not to accept any compensation for services rendered to our company until our company becomes profitable and generates in excess of at least $100,000 in net income per year.  Once such milestone is achieved, Ms. Goldman may consider taking a salary, which salary shall not exceed ten percent (10%) of the Company’s profits with a cap of $100,000.  We have revised our disclosure in the Registration Statement to reflect the foregoing.

Note 3 – Summary of Significant Accounting Policies, page F-9

Revenue recognition, page F-10

17.
We read your disclosure that you do not carry inventory and all your orders are drop-shipped by your vendors and shipped directly by your vendors to your customers. Please tell us and disclose in further detail why you record revenue on a gross basis as principal.

In this regard, provide to us your accounting analysis that summarizes the indicators you relied on under ASC 605-45-45 to report revenue on a gross basis.

Company response: The Company evaluates the criteria outlined in FASB ASC Subtopic 605-45, Revenue Recognition—Principal Agent Considerations, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Generally, when the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of these indicators, revenue is recorded gross. If the Company is not primarily obligated and amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two, the Company generally records the net amounts as commissions earned. The company records revenue as a principal pursuant to above mentioned majority of factors establishing that the revenue be recorded at gross. The Company sets its selling prices to its customers and selects all of its suppliers.

Item 16. Exhibits, page II-2

18.
Please file the Subscription Agreement referenced on page 41 as an exhibit to the registration statement. Please see Item 601(b)(10) of Regulation S-K.

Company response: We will file the Subscription Agreement as an exhibit to the S-1.

Signatures, page II-4

19.
Please revise the filing to have Ms. Goldman sign the filing in her individual capacities, in addition to signing the filing on behalf of the company. Please refer to the Signatures section of Form S-1. In doing so, please ensure that the filing is signed by your principal executive officer, your principal financial officer, and your controller or principal accounting officer. Please refer to Instruction 1 to the Signatures section of Form S-1. Where a single person holds multiple positions, please include each capacity in which the individual signs the registration statement. Please refer to Instruction 2 to the Signatures section of Form S-1.

Company response: We will make the appropriate disclosure on the signature page to the Form S-1.

Please contact the undersigned with any questions, comments or other communications to the Company.

Yours very truly;
Maple Tree Kids, Inc.

/s/ Irina Goldman
Irina Goldman
Chief Executive Office, President, Chief
Financial Officer, Chief Accounting Officer,
Secretary Treasurer and Director